FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of MARCH, 2008

International KRL Resources Corp. (File #00-50902)

(Translation of registrant's name into English)

Suite 1640 -1066 West Hastings Street, Vancouver, B.C. Canada, V6E 3X1

(Address of principal executive offices)

Attachments:

1.

News Release dated March 11, 2008- International KRL Resources Corp. to Begin Drilling Ag-Pd-Zn Target

2.

News Release dated March 13, 2008- International KRL Resources Corp. Grants Stock Options

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  ____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

INTERNATIONAL KRL RESOURCES CORP.

(Registrant)

Date: April 1, 2008

By: /s/ Judith T. Mazvihwa

 Name

Its: CFO/Director

(Title)

INTERNATIONAL KRL RESOURCES CORP.

TSX-V: IRK

PK (USA): IRKLF

NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V) and IRKLF: PK (USA)

INTERNATIONAL KRL RESOURCES TO BEGIN DRILLING Ag-Pb-Zn TARGET

Vancouver – Tuesday, March 11, 2008 – International KRL Resources Corp. (the “Company”) (TSXV:IRK) today is pleased to announce that it has secured a diamond drill contract for its Wolf project; a silver-lead-zinc target in the southern Yukon Territory, 75 km west of Watson Lake. The property is road accessible and site preparation has begun for the pending drill program; expected to begin in the next few days.  International KRL has an option to earn a 60% interest in the Wolf project from Tarsis Capital Corp. (TSXV: TCC) (see news release dated September 27, 2007).

The drill target is a previously untested induced polarization (IP) geophysical anomaly. The IP anomaly is made up of two parts, a large anomaly indicative of a large buried sulphide body (at an estimated depth of 100 m and up to 500 m wide) and a narrow coeval anomaly associated with the known mineralization on the property. The known mineralization consists of an oxide zone up to 30 m wide, which returned 4 m of 352.4 g/t Ag and 9.12% Pb in a trench. Grab samples of oxide mineralization from another trench returned 1248.1 g/t Ag and 49.5% Pb and 978.7 g/t Ag and 32.0% Pb.  The narrow anomaly over the known mineralization indicates potentially wider zones of un-oxidized (fresh) sulphides at depths of 50 m to 100 m. The entire anomaly indicates potential for a large volume of sulphides in a zone at least 1700 m long and up to 500 m wide.

The exploration model for the Wolf property is a high-grade silver-lead-zinc, manto-type, carbonate-hosted, replacement mineralization like the nearby Silvertip deposit. At Silvertip the mineralization occurs in channels reflected at Wolf by the narrow IP anomaly. The large IP anomaly at Wolf is interpreted to indicate the ‘chimney’ zone often responsible for the bulk of the mineralization in a manto-type deposit.

The planned first phase of drilling consists of 1,500 m of HQ diamond drill core and has been guaranteed by the contractor; DJ Drilling Ltd. DJ Drilling Ltd. is a sought after drill company that has modern equipment, experienced crews and a long-standing working relationship with International KRL.  International KRL has also been granted the first right of refusal to renew the contract for the remainder of 2008.

J. L. LeBel, P. Eng, Consulting Geophysist, is the Qualified Person responsible for the technical information in this news release.

International KRL Resources Corp. is a mineral exploration company engaged in the acquisition, exploration and advancement of Canadian mineral properties. It has a diversified property portfolio prospective for uranium, copper and gold as well as lead-zinc-silver. For more information on the property portfolio and International KRL Resources Corp. please visit www.krl.net, www.sedar.com and www.sec.gov websites.

For more information on the property portfolio and International KRL Resources Corp. please visit www.krl.net, www.sedar.com and www.sec.gov websites.

ON BEHALF OF THE BOARD

“Seamus Young”

-------------------------

Seamus Young

President and CEO

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

INTERNATIONAL KRL RESOURCES CORP.

TSX-V: IRK

PK (USA): IRKLF

NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V) and IRKLF: PK (USA)

International KRL Resources Corp. Grants Stock Options

Vancouver – Thursday, March 13, 2008 – International KRL Resources Corp. (TSXV:IRK) today announced that it has granted 1,400,000 stock options to certain directors, employees, and consultants of the Company under its incentive stock option plan. The options are exercisable at $0.15 per share for a period of two years, and are subject to a four-month hold period.  Of the 1,400,000 stock options, 200,000 are subject to a vesting schedule. Twenty-five percent of those 200,000 stock options shall vest on dates that are three, six, nine and twelve months following the date of grant.

International KRL Resources Corp. is a mineral exploration company engaged in the acquisition, exploration and advancement of Canadian mineral properties. It has a diversified property portfolio prospective for uranium, copper and gold as well as lead-zinc-silver. For more information on the property portfolio and International KRL Resources Corp. please visit www.krl.net, www.sedar.com and www.sec.gov websites.

For Further Information Please Contact:

Seamus Young, President and CEO, 604-689-0299 x223

Judith Mazvihwa, Chief Financial Officer, 604-689-0299 x224

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.